September 21, 2007

Mail Stop 4561

Mr. Mark Meller
President
Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, NJ 07039

Re: Trey Resources, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-QSB for the quarters ended March 31 and June 30, 2007
        File No. 000-50302

Dear Mr. Meller:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief